Learn SPAC HoldCo, Inc.
11755 Wilshire Blvd.
Suite 2320
Los Angeles, California 90025

September 9, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Robert Arzonetti
Susan Block

RE:	Learn SPAC HoldCo, Inc.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-276714

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. Eastern time on September 10, 2024, or as soon thereafter as practicable.

Please contact John Stribling of Sidley Austin LLP at (713) 495-4673 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

LEARN SPAC HOLDCO, INC.
By:	/s/ Robert Hutter
Name:	Robert Hutter
Title:	President